GLOSSARY OF TERMS

The following is a glossary of commonly used terms in the oil and gas industry which is being provided for ease of reference and convenience purposes only.

"area of mutual interest" or "AMI" - An agreement by which parties attempt to describe a geographical area within which they agree to share certain existing and additional leases acquired by any of them in the future.

"APO/BPO" - After payout/before payout.

"Btu/MMBtu" - British Thermal Units, a measure of the heating value of fuel. MMBtu stands for one million Btu.

"Bbls/MBbls" - A Bbl. or barrel is 42 U.S. gallons of crude oil or condensate measured at 60 degrees Fahrenheit.
MBbls stands for one thousand Bbls.

"carried interest" - A fractional working interest in an oil and gas lease, the holder of which is carried and has no liability for a portion or all of the attirubtable development and operating costs. The person advancing the costs is the carrying party; the other is the carried party.

"casing point" - The time when the operator recommends that a completion attempt be made, or when the well is plugged and abandoned without a completion attempt being made.

"choke/choke size" - A pipe section having an orifice for restricting and controlling the flow of oil and gas.
Choke size is the orifice diameter and is commonly expressed in 64ths of an inch.

"continuous drilling" - A lease clause providing that drilling of another well be commenced within a specified time after completion of the preceding well. As a general rule, if this is not done, all undeveloped acreage must be released.

"development" - The drilling of a well within the productive area of an oil or gas reservoir, as indicated by reasonable interpretation of available data, with the object of completing the well in that reservoir.

"exploration" - Operations conducted in search of undiscovered oil, gas and/or condensate.

"farmout/farmin" - An agreement providing for assignment of a lease. A typical characteristic of a farmout is the obligation of the assignee to conduct drilling operations on the assigned acreage as a pre-requisite to completion of the assignment. The assignor will usually reserve some type of interest in the lease. The transaction is characterized as a farmout to the assignor and farmin to the assignee.

"field" - An area within a lease or leases where production of oil, gas and/or condensate has been established and which has been so designated by the appropriate regulatory authority.

"gathering facilities" - Pipelines and other facilities used to collect gas from various wells and bring it by separate and individual lines to a central point where it is delivered into a single line.

"gathering gas" - The first taking or the first retaining of possession of gas for transmission through a pipeline, after the severance of such gas, and after the passage of such gas through any separator, drip, trap or meter that may be located at or near the well. In the case of gas containing gasoline or liquid hydrocarbons that are removed or extracted in commercial quantities at a plant by scrubbing, absorption, compression, or any similar process, the term means the first taking or the first retaining of possession of such gas for transmission through a pipeline after such gas has passed through the outlet of such plant. The act of collecting gas after it has been brought from the earth.

"gathering line" - Pipes used to transport oil or gas from the lease to the main pipeline in the area. In the case of oil, the lines run from the lease tanks to a central pump station at the beginning of the main pipeline. In the case of gas, the flow is continuous from the well head to the ultimate consumer, since gas cannot be stored.
Gathering lines collect gas under fluctuating pressures which are then regulated by regulating stations before the gas is introduced into trunk or transmission lines.

"gathering system" - The gathering lines, pumps, auxiliary tanks (in the case of oil), and other equipment used to move oil or gas from the well site to the main pipeline for eventual delivery to the refinery or consumer, as the case may be. In the case of gas, the gathering system includes the processing plant (if any) in which the gas is prepared for the market.

"gross/net" - The term "gross" is used when reference is made, for example, to the total acreage of a lease. The term "net" is used when reference is made to the working interest or net revenue interest in a lease of one particular leaseholder. The same term may be applied to a leaseholder's interest in reserves and/or production from a lease.

"held by production" or "HBP" - A provision in a lease to the effect that such lease will be kept in force as long as there is production from the lease in paying quantities.

"lease bonus" - A cash payment by the lessee for the execution of an oil and gas lease by the mineral owner.

"lease" or "leasehold" - An interest for a specified term in property allowing for the exploration for and production of oil, gas and/or condensate.

"log" - A record of the formations penetrated by a well, from which their depth, thickness, rock properties and (if possible) contents may be obtained.

"Mcf/MMcf/Bcf" - Mcf stands for one thousand cubic feet of gas, measured at 60 degrees Fahrenheit and at atmospheric pressure of 14.7 pounds per square inch. MMcf stands for one million cubic feet of gas. Bcf stands for one million
Mcf.

"net revenue interest" or "NRI" - The share of revenues to which the holder of a working interest is entitled upon fulfilling the obligations, after deduction of all royalties, overriding royalties or similar burdens, attributable to his working interest.

"operator" - The person or company having the operational management responsibility for the drilling of or production from any oil, gas and/or condensate well.

"overriding royalty" - A form of royalty, entitling the holder to receive a percentage of oil, gas and/or condensate produced from the wells on a specified lease, or the revenues arising from the sale thereof, free of all expenses arising therefrom, save for production taxes.
Generally, the rights accruing to working interest holders are subject to the rights of overriding royalty holders and any rights of overriding royalty holders terminate upon cancellation or reversion of the underlying lease.

"pay" - The geological deposit in which oil, gas and/or condensate is found in commercial quantities.

"payout" - Generally, that point in time, determined by agreement, when a person has recouped his investment in the drilling, development, equipping and operating of a well or wells.

"permeability" - A measure of the resistance offered by rock to the movement of fluids through it.

"porosity" - The volume of the pore spaces between mineral grains as compared to the total rock volume. Porosity is a measure of the capacity of rock to hold oil, gas and water.

"probable reserves" - The estimated quantities of commercially recoverable hydrocarbons associated with known accumulations, which are based on engineering and geological data similar to those used in the estimates of proved reserves but, for various reasons, these data lack the certainty required to classify the reserves as proved.
In some cases, economic or regulatory uncertainties may dictate the probable classification. Probable reserves are less certain to be recovered than proved reserves.

"prospect" - One lease comprising, or several leases which together comprise, a geographical area believed to contain commercial quantities of oil, gas and/or condensate.

"prospective" - A geographical area or structure believed to contain commercial quantities of oil, gas and/or condensate.

"proved reserves" - Estimated quantities of crude oil, condensate, natural gas, and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be commercially recoverable in the future from known reservoirs under existing conditions using established operating procedures and under current governmental regulations.

"psig" - Pounds per square inch, gauge.

"rental payment" - A sum of money payable to the lessor by the lessee for the privilege of deferring the commencement of drilling operations or the commencement of production during the primary term of the lease.

"reserves" - The estimated value of oil, gas and/or condensate which is economically recoverable. Reserves may be categorized as proved or probable.

"reservoir" - A porous, permeable, sedimentary rock containing commercial quantities of oil, gas and/or condensate.

"salt dome" - A mass or plug of salt which has pushed or domed up sedimentary beds around it; this type structure is favorable to oil and gas accumulation.

"sand" - A sedimentary rock consisting mostly of sand grains.

"shut-in royalty" - A payment made when a gas well, capable of producing in paying quantities, is shut-in for lack of a market for the gas.

"structure" - A configuration of subsurface rock formations considered, on the basis of geological or geographical interpretation, to be capable of containing a reservoir.

"target depth" - The primary geological formation or depth identified in an agreement applicable to the relevant well or wells.

"test well" - An exploratory well.

"tight formation" - A zone of relatively low permeability and thus low well productivity. Wells in such zones usually require fracturing or other stimulation.
Typically, the productive capacity of a new well completed in a tight zone declines rapidly for several months or longer after completion.

"working interest" or "WI" - An interest in a lease carrying the obligation to bear a proportion of drilling and operating costs and the right to receive a proportion of the production or gross revenues attributable thereto.

"workover" - Remedial operations on a well with the intention of restoring or increasing production.